EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-127737) on Form S-8 of BankFinancial and Subsidiaries Assoc. Investment Plan of our report dated June 20, 2024 relating to the statement of net assets available for benefits of BankFinancial and Subsidiaries Assoc. Investment Plan as of December 31, 2022 and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2023, which report appears in the December 31, 2023 annual report on Form 11-K of BankFinancial Corporation.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 20, 2024